

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2023

Paul Berns
Chief Executive Officer
Neumora Therapeutics, Inc.
65 Grove Street
Watertown, Massachusetts 02472

> **Re: Neumora Therapeutics, Inc.**
> **Amendment No. 8 to Draft Registration Statement on Form S-1**
> **Submitted June 30, 2023**
> **CIK No. 0001885522**

Dear Paul Berns:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 8 to Draft Registration Statement on Form S-1 submitted on June 30, 2023

Prospectus Summary
Our Pipeline, page 2

1.  We note your new disclosure here and elsewhere stating you expect to "rapidly progress the development of [y]our pipeline." Please revise this statement in each place that it appears to remove the implication that you may progress through the clinical trial process at a faster rate, as this is unknown and not entirely within your control.

2.  We note your response to our prior comment 5; however, we reissue the comment. Please revise to remove the individual study progress rows and revert to a single row depicting the overall current phase of development for the indication. You may include additional

narrative disclosure around the pipeline table with detail of the referenced studies for further context. In addition, please revise the prospectus to include information regarding foreign jurisdictions where regulatory approvals will be sought, as noted in your response letter, including a discussion of the regulatory regime of each, where appropriate. Your disclosure should note whether you have initiated the approval process in such jurisdictions or otherwise advise.

<u>Business</u>
<u>NMRA-140 (KOR), page 124</u>

3.      We note your response to our prior comment 2; however, we also note you continue to refer to your results as "clinically meaningful" on page 126. Please revise.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Phillip Stoup, Esq.